Registration Statement No. 333-237342

Filed Pursuant to Rule 424(b)(3)

Prospectus Addendum, dated April 20, 2020 to Product Supplements and Prospectus Supplements of Various Dates, and the Prospectus Dated April 20, 2020

Exchange Traded Notes, Each Linked to a Different Equity Index

This prospectus addendum relates to several issuances of outstanding exchange traded notes that Bank of Montreal has issued. We will use this prospectus addendum and the applicable prospectus supplement, dated as of various dates, in connection with the continuous offering of these notes. These notes were initially registered, and all or a portion of them were initially offered and sold, under registration statements that we previously filed. When we initially registered each of these notes, we prepared a prospectus supplement, each referred to as the “original prospectus supplement” relating to the applicable notes, and in some cases, a product supplement (each referred to as the “original product supplement”). The applicable original prospectus supplement (and product supplement, if applicable) is accompanied by a “base” prospectus.

We have prepared a new “base” prospectus dated April 20, 2020. This new base prospectus replaces the applicable previous base prospectus relating to each of the notes. Because the terms of each series of notes otherwise have remained the same, we are continuing to use the original prospectus supplement (and if applicable, the original product supplement). Accordingly, you should read the original prospectus supplement (and any applicable product supplement) for the applicable notes, together with the new base prospectus. When you read these documents, please note that all references in the original prospectus supplement or product supplement to the base prospectus dated as of a date prior to April 20, 2020 or to any sections of the prior base prospectus, should refer instead to the new base prospectus, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website link in the original pricing supplement to the applicable base prospectus dated as of a date prior to April 20, 2020, you should use the following website link to access the new base prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm. In addition, please disregard the table of contents for the base prospectus dated as of a date prior to April 20, 2020 that is provided in the original prospectus supplement, or original pricing supplement and product supplement, for your notes. A table of contents for the new base prospectus is provided on page 1 of the new base prospectus.

This pricing supplement addendum relates to the following notes:

Name of Notes	Trading Symbol	Name of Notes	Trading Symbol
MicroSectors™ FANG+™ Index 3X Leveraged ETN	FNGU	MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETN	BNKD
MicroSectors™ FANG+™ Index 2X Leveraged ETN	FNGO	MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN	NRGU
MicroSectors™ FANG+™ ETN	FNGS	MicroSectors™ U.S. Big Oil Index 2X Leveraged ETN	NRGO
MicroSectors™ FANG+™ Index Inverse ETN	GNAF	MicroSectors™ U.S. Big Oil Index Inverse ETN	YGRN
MicroSectors™ FANG+™ Index -2X Inverse Leveraged ETN	FNGZ	MicroSectors™ U.S. Big Oil Index -2X Inverse Leveraged ETN	NRGZ
MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETN	FNGD	MicroSectors™ U.S. Big Oil Index -3X Inverse Leveraged ETN	NRGD
MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN	BNKU	Dorsey Wright MLP Index ETN	BMLP
MicroSectors™ U.S. Big Banks Index 2X Leveraged ETN	BNKO	Indxx MicroSectors™ Cannabis 2X Leveraged ETN	MJO
MicroSectors™ U.S. Big Banks Index Inverse ETN	KNAB	Indxx MicroSectors™ Cannabis ETN	MJJ
MicroSectors™ U.S. Big Banks Index -2X Inverse Leveraged ETN	BNKZ

BMO Capital Markets

Supplemental U.S. Federal Income Tax Disclosure

The following supplements and updates the discussion under “—U.S. Federal Income Tax Consequences” in the accompanying applicable pricing supplement and is intended to be read in conjunction with the discussion therein.

As discussed in the accompanying pricing supplement, under current Internal Revenue Service guidance under Section 871(m) of the Code, withholding on “dividend equivalent” payments, if any, only will apply to notes issued prior to January 1, 2023 if such notes are “delta-one” instruments. Based on our determination that certain notes covered by this pricing supplement addendum are delta-one instruments, non-U.S. holders of those notes will be subject to withholding on dividend equivalent payments, if any, under such notes. However, we have determined withholding under Section 871(m) does not apply to inverse and leveraged inverse notes covered by this pricing supplement addendum. We will not pay additional amounts in respect of any dividend equivalent withholding.

As discussed in the accompanying pricing supplement, the Internal Revenue Service and Treasury Department had delayed the application of FATCA withholding to gross proceeds. Proposed regulations indicate an intent to eliminate FATCA withholding on the gross proceeds from the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

Supplement to the Plan of Distribution

We may use this pricing supplement addendum in the initial sale of each of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement addendum relating to the notes in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement addendum is being used by BMOCM in a market-making transaction.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) or the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.